United States securities and exchange commission logo





                            March 4, 2022

       Kinney L. McGraw
       Chief Executive Officer
       Midnight Gaming Corporation
       1900 E. Golf Road
       Suite 950
       Schaumburg, Illinois 60173

                                                        Re: Midnight Gaming
Corporation
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted February
9, 2022
                                                            CIK No. 0001692780

       Dear Mr. McGraw:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No 2 to Draft Registration Statement on Form S-1

       Report of Independent Registered Public Accounting Firm, page F-2

   1. Your Report of Independent Registered Public Accounting Firm must indicate the city and state where issued.
Refer to Rule 2-02 of Regulation S-X. Please have your auditor revise its report.
       Financial Statements for the Nine Months Ended September 30, 2021, page F-11

   2.                                                   Please designate your
Statement of Operations, your Statement of Changes in
                                                        Stockholders Equity,
and your Statement of Cash Flows as unaudited for the periods ended September 30,
2021 and September 30, 2020. Please also remove the unaudited
 Kinney L. McGraw
Midnight Gaming Corporation
March 4, 2022
Page 2
         reference to your balance sheet as of December 31, 2020.
       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



FirstName LastNameKinney L. McGraw                          Sincerely,
Comapany NameMidnight Gaming Corporation
                                                            Division of
Corporation Finance
March 4, 2022 Page 2                                        Office of
Technology
FirstName LastName